KW 3/14/14

[redacted]

14048132

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
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SEC Mail Processing Section
MAR 04 2014
Washington DC
405

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-47810 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VALDÉS & MORENO, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6300 N. Revere Drive, Suite 110
(No. and Street)

Kansas City (City) Missouri (State) 64151 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marco R. Listrom 816-221-6700
(Area Code - Telephone Number)

## A. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Higdon & Hale, CPA's, P.C.
(Name - *if individual, state last, first, middle name*)

6310 Lamar Ave., Suite 110 (Address) Overland Park (City) Kansas (State) 66202 (Zip Code)

**CHECK ONE:**

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. (See Section 240.17A-5(3)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/18/14

**OATH OR AFFIRMATION**

I, Marco R. Listrom, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Valdés & Moreno, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

LINDA K. JONES
Notary Public
State of Kansas
My Commission Expires 9-18-15

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-e.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with Respect to methods of consolidation.
X (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Independent Auditor's Report on Internal Accounting Control Required by Sec Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

H&H

David B. Higdon, C.P.A., C.F.P.
D. Bob Hale, C.P.A.
John P. Martin, C.P.A.
John A. Keech, C.P.A.
Gary D. Welch, C.P.A.

HIGDON & HALE
CERTIFIED PUBLIC ACCOUNTANTS • A PROFESSIONAL CORPORATION
6310 Lamar Avenue, Suite 110 • Overland Park, KS 66202

Telephone
(913) 831-7000
Fax (913) 754-1350

www.higdonhale.com
E-mail: info@higdonhale.com

# INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
and Shareholders of
**Valdés & Moreno, Inc.**

We have audited the accompanying statement of financial condition of **Valdés & Moreno, Inc.** as of December 31, 2013, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

***Management's Responsibility for the Financial Statements***

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles general accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error.

***Auditor's Responsibility***

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Opinion***

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Valdés & Moreno, Inc.** as of December 31, 2013, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

***Other Matter***

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Higdon & Hale C.P.A's P.C.

Higdon & Hale
Certified Public Accountants
February 14, 2014

EXHIBIT A

# VALDÈS & MORENO, INC

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2013

### ASSETS

| | | |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash and cash equivalents | $ | 52,117 |
| Deposit with clearing broker | | 2,191 |
| Receivables from clearing broker | | 46,591 |
| Prepaid expenses | | 1,251 |
| Total current assets | | 102,150 |
| **DEPRECIABLE ASSETS** | | |
| Office equipment | | 14,606 |
| Accumulated depreciation | | (8,979) |
| Net depreciable assets | | 5,627 |
| **OTHER ASSETS** | | |
| Trading account with clearing broker | | 500 |
| Investment account with clearing broker | | 190,989 |
| | | 191,489 |
| **TOTAL ASSETS** | $ | 299,266 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Accounts payable | $ | 31,887 |
| Independent contractors payable | | 19,410 |
| Accrued payroll | | 19,002 |
| Accrued payroll taxes and benefits | | 11,715 |
| Dividends payable | | 155 |
| Accrued income taxes | | 7,138 |
| Total current liabilities | | 89,307 |
| **OTHER LIABILITIES** | | |
| Margin account with clearing broker | | 500 |
| **STOCKHOLDERS' EQUITY** | | |
| Capital stock | | 209,000 |
| Retained earnings | | 459 |
| Total stockholders' equity | | 209,459 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $ | 299,266 |

The accompanying notes are an integral part of these financial statements

EXHIBIT B

# VALDÈS & MORENO, INC

## STATEMENT OF INCOME

## FOR THE YEAR ENDED DECEMBER 31, 2013

| | | |
|---|---|---|
| **REVENUES** | | |
| Commissions | | $ 362,434 |
| Trading gains | | 159,221 |
| Underwriting profit | | 128,775 |
| Financial advisory fees | | 35,000 |
| Placement agent fees | | 154,063 |
| Realized gain (loss) on investment securities | | - |
| Miscellaneous | | 19,509 |
| Total revenues | | 859,002 |
| **DIRECT COSTS OF REVENUES** | | |
| Clearing expenses | $ 33,725 | |
| Other charges | 53,833 | 87,558 |
| **GROSS MARGIN** | | 771,444 |
| **EXPENSES** | | |
| Employee compensation and benefits | | 236,038 |
| Independent contractor compensation | | 339,809 |
| Office expense | | 42,653 |
| Quotation | | 37,240 |
| Travel and entertainment | | 32,928 |
| Advertising and promotion | | 1,008 |
| Regulatory fees and expense | | 16,806 |
| Interest | | 11,834 |
| Depreciation | | 1,613 |
| Miscellaneous | | 23,850 |
| Total expenses | | 743,779 |
| **INCOME BEFORE INCOME TAXES** | | 27,665 |
| **PROVISION FOR INCOME TAXES** | | 7,138 |
| **NET INCOME** | | $ 20,527 |

The accompanying notes are an integral part of these financial statements

**VALDÈS & MORENO, INC**

**STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY**

**FOR THE YEAR ENDED DECEMBER 31, 2013**

| | Common Stock Class A & B | Preferred Stock | Retained Earnings |
|---|---|---|---|
| **BALANCE, BEGINNING OF YEAR** | $ 2,000 | $ 207,000 | $ (14,713) |
| Additions | - | - | - |
| Stock redemption | - | - | |
| Dividends | - | - | (5,355) |
| **COMPREHENSIVE INCOME** | | | |
| Net income (loss) | - | - | 20,527 |
| **OTHER COMPREHENSIVE INCOME** | | | |
| Unrealized gain (loss) on investments | - | - | - |
| **BALANCE, END OF YEAR** | $ 2,000 | $ 207,000 | $ 459 |

The accompanying notes are an integral part of these financial statements

EXHIBIT D

# VALDÈS & MORENO, INC

## STATEMENT OF CASH FLOWS

## FOR THE YEAR ENDED DECEMBER 31, 2013

| | | |
|---|---|---|
| Net income | $ | 20,527 |
| Depreciation | | 1,613 |
| Realized (gains) losses | | - |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Changes in operating assets and liabilities: | | |
| (Increase) decrease in receivable and deposits from clearing broker | | (11,391) |
| (Increase) decrease in trading account with clearing broker | | 161,258 |
| (Increase) decrease in deposit with clearing broker | | 100,000 |
| (Increase) decrease in prepaid expenses | | (1,251) |
| Increase (decrease) in accounts payable - Trade | | 29,171 |
| Increase (decrease) margin account with clearing broker | | (161,258) |
| Increase (decrease) in accrued income taxes | | (1,663) |
| Increase (decrease) in dividends payable | | - |
| Increase (decrease) in accrued liabilities | | 7,048 |
| Net cash provided by operating activities | | 144,054 |
| **CASH USED BY INVESTING ACTIVITIES:** | | |
| Long term investments | | (190,989) |
| **CASH PROVIDED (USED) IN FINANCING ACTIVITIES:** | | |
| Dividends | | (5,355) |
| **NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS** | | (52,290) |
| **CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR** | | 104,407 |
| **CASH AND CASH EQUIVALENTS AT END OF YEAR** | $ | 52,117 |

The accompanying notes are an integral part of these financial statements

VALDÉS & MORENO, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

## NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

### A. *Nature of the Business*

The Company was incorporated on July 13, 1994 and started business on May 2, 1995. The Company operates as a fully disclosed broker/dealer based in Kansas City, Missouri. All customer cash balances and securities are carried by a clearing broker.

### B. *Management Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2013 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

### C. *Statement of Cash Flows*

***Cash and Cash Equivalents*** - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. For the year ended December 31, 2013, the Company did not have any cash equivalents.

***Cash Paid - Interest and Taxes*** - The amount of cash paid for interest and taxes for the year ended December 31, 2013 are as follows:

| | | |
|---|---|---|
| Interest | $ | 11,834 |
| Income taxes | $ | 8,343 |

### D. *Depreciable Assets*

Depreciable assets are recorded at cost and depreciated over the estimated useful lives of the respective assets.

Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. Depreciation for the year ended December 31, 2013 was $1,613.

*E.* ***Comprehensive Income Reporting***

The Company accounts for comprehensive income in accordance with Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income," which requires comprehensive income and its components to be reported when a company has items of other comprehensive income. Comprehensive income includes net income plus other comprehensive income (i.e., certain revenues, expenses, gains and losses reported as separate components of stockholders' equity rather than in net income).

## NOTE 2 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital or a ratio of aggregate indebtedness to net capital, both as defined, of less than 15 to 1. At December 31, 2013, the Company had aggregate indebtedness of $89,152 and net capital of $194,654 which resulted in a ratio of .4580 to 1 and a ratio requirement of less than its minimum requirement of $100,000. Therefore, at December 31, 2013, based on its minimum requirement, the Company had excess net capital of $94,654.

## NOTE 3 RELATED PARTIES

The controlling shareholder of the Company, Marco Listrom, also owns 40% of the voting stock of Valdés Capital Management, Inc., an investment advisory firm. Valdés Capital Management, Inc. provides investment advice to the Company that is used by the Company in formulating investment recommendations for its customers. The Company did not pay Valdés Capital Management, Inc. any advisory fees in 2013.

In addition, the controlling shareholder of the Company owns 100% of the common stock of another broker/dealer, The Bond House, Inc. Total revenues for 2013 were $1,382 and total assets were $12,635 and net equity was $10,356 at December 31, 2013

## NOTE 4 CAPITAL STOCK

The Company is capitalized with the following issues of stock:

Common stock, class A; $1 par value,
1,000 shares issued and outstanding;
Controlling shareholder – 100%

Common stock, class B; $.01 par value,
100,000 shares issued and outstanding;
Controlling shareholder – 94.4%

Preferred stock; $100 par value,
2,070 shares issued and outstanding;
Controlling shareholder – 100%

## NOTE 5 INVESTMENTS

The Company's investments are identified as follows:

**Trading securities**

This is an account maintained by the company with its clearing broker to invest in Securities on a short term basis. Income from this activity is reflected in income in the current year. The balance at December 31, 2013 was $500 with a corresponding margin account in the same amount.

**Held-to Maturity (Bonds)**

This consists of various bonds that the company plans to hold to their maturity date. At maturity the company will receive the face value of the bond plus any accrued interest. When purchased the bonds were acquired at either a discount or premium and in accordance with GAAP this discount or premium is amortized to income over the life of the bond. At December 31, 2013 the bonds held were recorded at $178,889, which approximates amortized cost.

**Available-for-Sale Securities**

This category included investments that the company will not likely hold forever, but can be actively traded. GAAP requires that these type of investments be valued at fair market value and the difference between cost and fair market value be recorded in the equity section of the balance sheet. This treatment ensures that these unrealized gains or losses, that may never be realized, do not impact the current earnings of the company. At December 31, 2013 the company had $12,100 of these type of investments.

## NOTE 6 INCOME TAXES

The Company follows the provisions of FASB accounting standards with regard to unrecognized tax positions. Since the Company has not taken any tax positions for which the deductibility is uncertain, it has not provided for any increase in tax liability as of December 31, 2013. Tax years 2010, 2011 and 2012 are still open and subject to examination by the respective tax jurisdictions.

There were no significant timing differences between book and tax income and accordingly there is no provision for deferred income taxes required.

**NOTE 7 LEASE COMMITMENTS**

In July 2012, the Company executed a lease on a new office space for a ten-year period at the following annual rates:

| | |
|---|---|
| Year 1 | $ 22,200 |
| Year 2 | $ 23,400 |
| Year 3 | $ 24,600 |
| Years 4-5 | $ 27,036 |
| Years 6-10 | $ 28,260 |

Lease expense for 2013 was $22,900.

**NOTE 8 SUBSEQUENT EVENTS**

Management has evaluated subsequent events through February 14, 2014, the date when the financial statements were available to be issued. Nothing was noted that would require further disclosure in the financial statements.

## SUPPLEMENTAL INFORMATION

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

**BROKER OR DEALER** **as of: December 31, 2013**
**Valdès & Moreno, Inc**

**COMPUTATION OF NET CAPITAL**

| | | | | | | |
|---|---|---|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | | | $ | 209,459 | 3480 |
| 2. | Deduct Ownership equity not allowable for Net Capital | | | | - | 3490 |
| 3. | Total ownership equity qualified for Net Capital | | | | 209,459 | 3500 |
| 4. | Add: | | | | | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | | - | 3520 |
| | B. Other (deductions) or allowable credits (List) | | | | - | 3525 |
| 5. | Total capital and allowable subordinated liabilities | | | $ | 209,459 | 3530 |
| 6. | Deductions and/or charges: | | | | | |
| | A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) | $ 6,878 | 3540 | | | |
| | B. Secured demand note delinquency | | 3590 | | | |
| | C. Commodity futures contracts and spot commodities – proprietary capital charges | - | 3600 | | | |
| | D. Other deductions and/or charges | - | 3610 | | (6,878) | 3620 |
| 7. | Other additions and/or allowable credits (List) | | | | - | 3630 |
| 8. | Net capital before haircuts on securities positions | | | $ | 202,581 | 3640 |
| 9. | Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f): | | | | | |
| | A. contractual securities commitments | $ - | 3660 | | | |
| | B. Subordinated securities borrowings | | 3670 | | | |
| | C. Trading and investment securities: | | | | | |
| | 1. Exempted securities | 5,116 | 3735 | | | |
| | 2. Debt securities | - | 3733 | | | |
| | 3. Options | 500 | 3730 | | | |
| | 4. Other securities | 2,311 | 3734 | | | |
| | D. Undue Concentration | - | 3650 | | | |
| | E. Other (List) | - | 3736 | | (7,927) | 3740 |
| 10. | Net Capital | | | $ | 194,654 | 3750 |

OMIT PENNIES

NOTE: There were no differences noted in the computation of net capital between the audited financial statements and that of the firm's unaudited FOCUS Report filing.

See independent auditor's report

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

**BROKER OR DEALER** **as of December 31, 2013**
**Valdès & Moreno, Inc.**

### COMPUTATION OF NET CAPITAL REQUIREMENT

**Part A**

| | | | | | |
|---|---|---|---|---|---|
| 11. | Minimum net capital required (6 2/3% of line 18) | | | $ 5,943 | 3756 |
| 12. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | | | $ 100,000 | 3758 |
| 13. | Net capital requirement (greater of line 11 or 12) | | | $ 100,000 | 3760 |
| 14. | Excess net capital (line 10 less 13) | | | $ 94,654 | 3770 |
| 15. | Net capital less greater of 10% of line19 or 120% of line 12 | | | ▾22 $ 74,654 | 3780 |

### COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | | |
|---|---|---|---|---|---|
| 16. | Total A.I. liabilities from Statement of Financial Condition | | | $ 89,152 | 3790 |
| 17. | Add: | | | | |
| | A. Drafts for immediate credit | ▾21 $ - | 3800 | | |
| | B. Market value of securities borrowed for which no equivalent value is paid credited | $ | 3810 | | |
| | C. Other unrecorded amounts (List) | $ | 3820 | - | 3830 |
| 19. | Total aggregate indebtedness | | | $ 89,152 | 3840 |
| 20. | Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10) | | | % 45.80 | 3850 |
| 21. | Percentage of debt to debt-equity total computed in accordance with Rule 15C3-1(d) | | | % - | 3860 |

### COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

**Part B**

| | | | |
|---|---|---|---|
| 21. | 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits | $ - | 3970 |
| 22. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | ▾23 $ | 3880 |
| 23. | Net capital requirement (greater of line 21 or 22) | $ | 3760 |
| 24. | Excess capital (line 10 less 23) | $ | 3910 |
| 25. | Net capital in excess of the greater of: | | |
| | A. 5% of combined aggregate debit items or $120,000 | $ | 3920 |

**NOTES:**

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

## SCHEDULE II

## VALDÉS & MORENO, INC.

## COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

## DECEMBER 31, 2013

The Company is exempt from the reserve requirement provisions of Rule 15c3-3 under paragraph 15c3-3(k)(2)(ii). The conditions of the exemption were being complied with as of the date of this report and the year which it covers.

*See independent auditor's report*

## SCHEDULE III

## VALDÉS & MORENO, INC.

## INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

## AS OF DECEMBER 31, 2013

The Company is exempt from the possession and control requirements of Rule 15c3-3 under paragraph 15c3-3(k)(2)(ii). The conditions of the exemption were being complied with as of the date of this report and the year which it covers.

*See independent auditor's report*

H&H

David B. Higdon, C.P.A., C.F.P.
D. Bob Hale, C.I.A.
John P. Martin, C.P.A.
John A. Keech, C.P.A.
Gary D. Welch, C P.A.

HIGDON & HALE
CERTIFIED PUBLIC ACCOUNTANTS • A PROFESSIONAL CORPORATION
6310 Lamar Avenue, Suite 110 • Overland Park, KS 66202

Telephone
(913) 831-7000
Fax (913) 754-1350

www.higdonhale.com
E-mail: info@higdonhale.com

# INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
and Shareholders of
**Valdés & Moreno, Inc.**

In planning and performing our audit of the financial statements of **Valdés & Moreno, Inc.** for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure, policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more that inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Higdon & Hale C.P.A's P.C.

Higdon & Hale
Certified Public Accountants
February 14, 2014

H&H

David B. Higdon, C.P.A., C.F.P.
D. Bob Hale, C.P.A.
John P. Martin, C.P.A.
John A. Keech, C.P.A.
Gary D. Welch, C.P.A.

HIGDON & HALE
CERTIFIED PUBLIC ACCOUNTANTS • A PROFESSIONAL CORPORATION
6310 Lamar Avenue, Suite 110 • Overland Park, KS 66202

Telephone
(913) 831-7000
Fax (913) 754-1350

www.higdonhale.com
E-mail: info@higdonhale.com

## INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
and Shareholders of
Valdés & Moreno, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2013 to December 31, 2013, which were agreed to by Valdés & Moreno, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and, solely to assist you and the other specified parties in evaluating Valdés & Moreno, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Valdés & Moreno, Inc.'s management is responsible for the Valdés & Moreno, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries and cancelled checks maintained in the Company's accounting records, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2013 with the amounts reported in Form SIPC-7T for the period from January 1, 2013 to December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. There was no overpayment to be applied to the current assessment with the Form SIPC-7T.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Higdon & Hale C.P.A's P.C.

Higdon & Hale
Certified Public Accountants
February 14, 2014

SIPC-7
(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047810 FINRA DEC
VALDES & MORENO INC 16*16
6300 N REVERE DR STE 110
KANSAS CITY MO 64151-3916

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Marco Listrom
816-221-6700

2. A. General Assessment (item 2e from page 2) $ 1,901

B. Less payment made with SIPC-6 filed (**exclude interest**) ( 651 )

7/15/13
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,250

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,250

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,250

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Valdes & Moreno, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 15th day of January, 20 14.

President
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 559,002 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 58 |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 86,911 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 11,738 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______ | |
| Enter the greater of line (i) or (ii) | 11,738 |
| Total deductions | 98,707 |
| 2d. SIPC Net Operating Revenues | $ 460,295 |
| 2e. General Assessment @ .0025 | $ 1,151 |
| | (to page 1, line 2.A.) |